UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Origin Agritech Regains Full Compliance with NASDAQ Listing Rules

BEIJING, August 21, 2019 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), an agriculture technology and rural e-commerce company, today announced that the Company has regained full compliance with NASDAQ listing rules.

On June 5, 2019, the Company was notified by the NASDAQ Stock Market (“NASDAQ”) that it was not in compliance with the NASDAQ listing rules regarding the minimal requirements for stockholders’ equity. The non-compliance was determined based on the balance sheet of September 30, 2018, in the Annual Report on Form 20-F for fiscal year 2018 filed on June 3, 2019. Since September 30, 2018, the Company increased its stockholder’s equity mainly through an equity financing in January 2019. The Company also applied to change from the NASDAQ Global Select Market to the NASDAQ Capital Market, the application for which was approved and trading on NASDAQ Capital Market for the ordinary shares of the Company commenced August 19, 2019. The Company regained full compliance with the listing standards of NASDAQ.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China's leading agricultural technology and a rural social e-commerce company, expanding in mid-2018 from crop seed breeding and genetic improvement business to be a leading technology developer in new rural e-commerce platform and Blockchain technologies. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: August 21, 2019